

Mail Stop 3030

April 27, 2009

VIA U.S. MAIL AND FAX (714) 841-2720

Mr. Wayne D. Cockburn
President and Chief Executive Officer
Impact Medical Solutions, Inc.
17011 Beach Boulevard
Suite 900
Huntington Beach, California 92647

> **Re: Impact Medical Solutions, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 000-52117**

Dear Mr. Cockburn:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Policies, page 31

Patents, page 31

1.   In the interest of providing readers with a better insight into management's judgments into accounting for long-lived assets, particularly patents, please consider disclosing the following in future filings:
    - The valuation methodology used to value your long-lived assets, including sufficient information to enable a reader to understand why management selected this method as being the most meaningful for the company in preparing your impairment analysis.
    - If applicable, how the assumptions used for valuing your long lived assets in the current year have changed since the prior year highlighting the impact of any changes.
    - Whether there were any events or changes in circumstances that triggered any additional interim impairment analysis. Refer to the guidance in paragraph 8 of SFAS 144.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note that your auditors' opinion does not refer to the balance sheet for the year ended December 31, 2007 in so far as it relates to their conclusion that the financial statements present fairly the financial position of the company. Please provide us with a revised opinion as part of your response and ensure your auditors opinion opines to all periods presented in future filings.

Note 8. Shareholders' equity, F-20

3.   In each transaction involving the issuance of shares, options or warrants, expand your disclosures in future filings to disclose how each issuance was valued. Address both the method and the significant assumptions applied.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Accounting Branch Chief